UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 10)

WILD OATS MARKETS, INC.
(Name of Subject Company)

WILD OATS MARKETS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(including associated Preferred Stock purchase rights)
(Title of Class of Securities)

96808B107
(CUSIP Number of Class of Securities)

Gregory Mays
Chief Executive Officer and Chairman of the Board of Directors
1821 30th Street
Boulder, Colorado 80301
(303) 440-5220
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2007, as amended on March 15, 2007, March 22, 2007, April 25, 2007, May 23, 2007, June 6, 2007, June 19, 2007, July 23, 2007, August 13, 2007, and August 16, 2007 (the “Statement”), by Wild Oats Markets, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by WFMI Merger Co. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Whole Foods Market, Inc., a Texas corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2007, as amended March 14, 2007, March 21, 2007, March 28, 2007, April 25, 2007, May 22, 2007, June 5, 2007, June 18, 2007, July 20, 2007, August 10, 2007, August 16, 2007, and August 17, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement, dated as of May 22, 1998, as amended, between the Company and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A, as rights agent (such Common Stock, together with the associated Rights, the “Shares”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
The subsection entitled Regulatory Approvals in Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph at the end of such subsection:
On August 16, 2007, the U.S. District Court for the District of Columbia denied the FTC’s request for a preliminary injunction related to the Merger. Purchaser and the Company have agreed with the FTC that Purchaser and/or its affiliates will not purchase any Shares, including pursuant to the tender offer, prior to noon, Eastern time, on Monday, August 20, 2007. Absent a stay pending appeal, the companies may close the transaction at any point after noon, Eastern time, on Monday, August 20, 2007.
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(14)	Joint Press Release of the Company and Purchaser, dated August 16, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 17, 2007).

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILD OATS MARKETS, INC.
By:	/s/ Gregory Mays
Name:	Gregory Mays
Title:	Chairman of the Board of Directors

Dated: August 20, 2007

3